Sit Investment Associates
Mutual Funds Newsletter
Fall 2012

Economy is Focus at Annual Shareholder Luncheon

Sit Chairman Roger Sit introduced the Sit Mutual Funds directors to the large crowd present at the annual shareholder luncheon this year. Hurricane Sandy prevented Directors Ed Giles and Former Congressman Bill Frenzel from attending this year's luncheon. Frenzel was scheduled to speak about the upcoming elections. Frequent speaker Dr. Sidney Jones, also a director, addressed the economy in his presentation.

Dr. Jones is a former Assistant Secretary for Economic Policy with the U.S. Department of the Treasury, lecturer with the Washington Campus Consortium of 17 Universities, and Senior Adviser to Toronto-based Lawrence and Company. He is also a former Professor of Finance at the University of Michigan.

Jones began his presentation by stating that the current economic outlook is a continuation of what we've been experiencing since December of 2007, when the great economic expansion ended. That expansion, which lasted from December 1982 to December 2007, was twenty-five years of robust 3.5% real growth, moderate inflation of 2.0% to 2.5%, moderate unemployment of 5.5%, and ongoing budget deficits. Today the U.S. economy is more volatile and less predictable, with lower economic growth, higher unemployment rates, a more dangerous inflation situation, and grotesque budget deficits.

The U.S. economy has reverted back to one driven by consumption (automobile sales are now back up to 15 million automobiles annually compared to the more recent 8 to 9 million). Housing is beginning to recover, but that is a long way from normal. Jones believes we have returned to being a pre-recession, indulgent, consumption-oriented economy financed by public and personal debt.

The global economy, partly because of U.S. difficulties and partly because of Europe's own self-inflicted wounds, is experiencing great difficulties. The EU has no growth at all and is being held together by Germany alone. Asia, where almost two-thirds of the world's people live, has had all the dynamic growth in recent years, but China is coming down from extraordinary growth rates. With its authoritative government, they will be able to make decisions and respond to economic problems they have.

The U.S. is approaching the fiscal cliff on December 31, 2012, when all the tax cuts of 2001 and 2003 are supposed to end. The plan is to cut \$1 trillion in spending and to find \$1.2 trillion in revenue over the next ten years. If Washington doesn't act and these actions transpire in 2013, we'll rip out about \$600 billion of tax relief and reduce spending, which would be about 4% of the GDP. Since current GDP is only around 2%, such measures would result in another economic recession. Jones said, "When something cannot happen, it will not happen." He expects that Washington will punt and continue the existing tax situation and the fearsome spending cuts will not occur.

Since 2008, the Federal Reserve has created \$2 trillion out of thin air and has promised to continue these actions until things return to normal. GDP for the third quarter, driven by a sharp increase in car sales and a modest housing recovery, should be at 2%. Our savings rate has declined to 3.7%, well below the historic 8%. Consumer debt continues to rise to record levels, with less credit card debt and more student and auto loans. Government spending surged in the fourth fiscal quarter, with a 13% increase in outlays in an effort to spend out its budget, fearing that it may not be available in the future.

Jones concluded that our economy is not showing any real signs of progress. The recession, the worst economic downturn since the Great Depression in the 1930s, officially ended in June of 2009. Since then, the economy has languished at an annual growth rate around 2.2%, which is less than half of what one would normally have in an economic expansion coming out of recession. The inflation rate will probably continue at a 2% level. Food prices will increase due to the drought, but energy prices have been cut back somewhat. The unemployment rate is tragic, but it has come down from a 10.1% peak in 2010. The September unemployment rate was allegedly 7.8%, but that's because people have bailed out of the labor market. The participation rate is only 63% of the civilian population. With a normal participation rate, unemployment would be over 11%. As a result, the unemployment rate is worse than it superficially appears to be. If you then include people who have taken part time work, the unemployment rate would actually be around 15%. One out of six households still has unemployment or underemployment,

Continued on page four.

Investment Outlook and Strategy Summary *by Roger J. Sit – Chairman and President*



The still deteriorating fiscal and economic conditions in Europe are weighing heavily on investor sentiment. The sovereign debt crisis continues to carry on as many major European banks and governments remain in a fragile financial position. At least six of the 17 nations that use the euro currency are likely in a recession and solutions to the economic malaise have proven elusive. In addition to concerns in Europe, hopes of a global boost from Asia and South America are dimming as economies in those regions also experienced weakening growth in the second quarter. It is our expectation that the global economy will continue to struggle and show signs of weakness well into 2013, motivating some investors to continue to look to U.S. Treasury bonds as a safe haven despite their already low yields.

Mirroring some of the global concerns, the U.S. has its own fiscal issues and economic data has continued to show somewhat mixed results over the past six months. The level of U.S. national debt continues to be a major concern; the debt ceiling limit is expected to be reached later this calendar year. Additionally, the looming "fiscal cliff" which is comprised of forced spending cuts coupled with tax increases in 2013, is starting to impact U.S. economic activity. Unemployment and underemployment are still relatively high, while the labor participation rate has declined to 30-year low levels. The U.S. economy is growing, but at a lackluster pace. The likelihood of slow and uncertain growth is evident on many corporate balance sheets, where instead of investing in new opportunities, companies are opting to build up cash positions instead. With the added uncertainty of an election year, it is difficult to predict what political action, if any, might be taken to mitigate either the fiscal or economic challenges before the calendar rolls over.

The final estimate of second quarter 2012 U.S. real GDP growth was revised down to +1.3% from the previous forecast of +1.7%. We believe the subpar U.S. economic recovery remains in place. Although recent economic data has suggested some weakening in the economy, we view the volatility occurring in monthly and quarterly data to be normal. This particularly holds true in second quarter real GDP growth, which was revised down from previous estimates. We have left our forecasts for quarterly real GDP growth unchanged for the second half of 2012. We further believe that potential tax increases, the current political climate and financial market uncertainty will continue to weigh on economic activity, and the overall recovery will remain sluggish. On an annual basis, our 2.2% forecast for 2012 real GDP growth is unchanged as well. Our initial forecast for 2013 real GDP growth is +2.0%.

Fixed Income

Fixed income markets were up for both the month of September and the quarter, with stronger performance from municipal bonds. The yield curve twisted during the third quarter as the Federal Reserve announced an open-ended bond-buying program, referred to as QE3. The announcement, combined with continued flight to quality out of Europe, increased demand for most fixed income securities, but inflationary pressure created by the decision to print as much money as necessary to fund the program stoked inflation concerns in longer maturities.

The Fed has structured its latest stimulus program around the purchase of mortgage bonds in an attempt to further reduce mortgage rates. Members agreed that they should attempt to stimulate a housing recovery as a means to lift the broader economy. The Fed said it would keep buying mortgage bonds until the job market showed substantial improvement. The Fed also extended its plan to keep its benchmark short-term interest rate near zero until mid-2015 and left open the possibility of taking other steps. Since 2008, the Fed has already purchased more than $2 trillion in bonds. The latest program seeks to effectively print money to buy $40 billion mortgage bonds a month without an end date set. In comments made after the meeting, Chairman Bernanke stated that the Fed needs to drive down long-term borrowing rates because the economy isn't growing fast enough to reduce high unemployment. He also sought to reassure investors about the Fed's timetable for keeping its short-term rate at ultra-low levels. The actions of the Fed have undoubtedly impacted Treasury rates.

As a result of the mixed economic data, general feelings of uneasiness and doubt that political leaders will reach a timely compromise, we expect enough investors to stay entrenched in U.S. Treasury bonds to keep short-term rates relatively stable over the next six months. This demand for Treasury bonds should counter the normal trend of higher yields from increased inflation concerns resulting from the additional quantitative easing by the Federal Reserve.

Equities

Domestic equity markets experienced very solid performance in September, the quarter and year to date, despite the subpar economic recovery. The S&P 500® Index rose at a strong pace of +16.4% year-to-date. The final quarter of the year will likely be impacted in the first half by uncertainty surrounding the election and in the latter half by continued worries regarding the looming "fiscal cliff." In addition, news from outside the U.S., particularly Europe, could impact U.S. financial markets as it did earlier this year. Despite the strong equity market performance, market valuations remain fairly to slightly attractive, especially when considered within the context of low inflation. The current price/earnings multiple for the S&P 500 is roughly 14 times, below the historical average of 15 times.

China, and to a lesser extent India, will be the drivers of growth for the global economies. Our portfolios continue to underweight the euro area and overweight the non-euro area countries of the UK and Switzerland. Our European holdings continue to be comprised of global exporters, late-cyclical stocks, domestic-consumption securities, and companies with emerging market growth exposure. Despite attractive valuations and the safe haven status of the Japanese market, we are concerned about the deteriorating economic conditions and lack of government leadership. Currently we are significantly underweight in Japan in all of our international and global portfolios.

Sit Investment Associates continues to maintain diversified holdings in high quality, growth-oriented firms in its equity portfolios. This combination, we believe, provides some protection against short-term volatility, while offering strong future potential with companies recording high earnings growth and more attractive valuations than benchmarks.

Protecting Your Identity by Steve Benjamin, CEBS, CRPC

As mentioned in last quarter's newsletter, identity theft is on the rise in America. In short, identity theft occurs when someone uses your name, Social Security number, or bank or credit card number without your permission to commit fraud or other crimes. The following are steps you can take to protect your identity.

Hire a Watchdog

Various companies provide identity theft protection packages for a monthly fee that can range from $10 - $25. To protect your identity, these companies will comb through public records, scan national databases and, among other things, help you cancel and replace lost or stolen credit cards if needed. Perhaps most helpful, these companies can notify you when an inquiry is made on your credit report. While these services may bring you peace of mind, you can take other steps that cost less (and are described below). Remember, too, you can check your credit report for free once a year. Simply log on to www.annualcreditreport.com or call 1-877-322-8228 to verify that your credit history is accurate.

Guard Your Privacy

Criminals are on the lookout for people who provide too much personal information while online. Therefore, be sure you understand the privacy settings on all of your online accounts and don't use the same password for all of your accounts. While in public, avoid performing financial transactions using a public Wi-Fi in the event a criminal nearby is able to capture your social security number, account number or passwords.

If you're tired of receiving pre-approved credit card offers in the mail (which often contain personal information), you can opt out of future mailings by logging onto www.OptOutPrescreen.com or by calling 1-888-567-8688. You can opt out for five years or permanently. After doing so, your name will be removed from many direct marketing mailing lists.

Establish a Fraud Alert

If you believe that your personal financial information has been made public, be sure to add a fraud alert to your credit reports. Adding a fraud alert is free, does not hurt your credit score, and may prevent identity thieves from opening a new account in your name. The fraud alert lasts 90 days but if you've been a victim of identity theft, your fraud alert can remain on your account for seven years. To place a fraud alert on your credit report, contact each of the three main credit reporting agencies, Equifax, Experian and TransUnion.

While fraud alerts are useful, they're not an ironclad guarantee that you will be protected. They should prevent a criminal from opening a new credit account in your name, but they won't be much help if the crook has your existing credit card information and, for example, is able to increase your credit card limit.

Freeze Your Credit Report

When you freeze your credit report, you limit who can obtain access to your credit history. There is a small fee to freeze your credit report with Equifax, Experian, and TransUnion but, once you request a credit freeze, they cannot release your credit report without your permission. Therefore, you prevent identity thieves from opening new lines of credit in your name. For example, if a lender cannot obtain access to your past credit history, the lender probably won't extend credit to the person requesting it in your name. Simply put, the credit freeze places a barrier between your credit information and anyone hoping to access it.

You can lift (or "thaw") your credit freeze by using the password you obtained when you requested the freeze. You'll need to do this if you're applying for a loan, mortgage or credit card, so the lender can examine your credit history. After the lender has made their decision, you can freeze your credit again. While it may be a nuisance, many people consider this a small price to pay so their credit report cannot be accessed without their consent.

A credit freeze is a very effective tool to thwart identity thieves and severely limit the damage they can do. Remember, though, that a credit freeze is only one part of a comprehensive approach to managing and protecting your identity.

NOTICE

Your resources for estimating capital gains on your investments have changed.

In previous years, Sit Mutual Funds published estimates of capital gains that each Fund will pay. In 2012 and all years thereafter, these estimates will only be published on our website at www.sitfunds.com. There will be a prominent link to the current year's capital gains estimates on the Sit Mutual Funds website homepage as soon as available, which will be in mid November. Of course you may continue to call an Investor Services Representative for current year estimates beginning in mid November.

Actual capital gains are paid in mid December, and that information will be reported by Fund on the website once those payments are known. The Winter issue of the newsletter will publish the actual capital gains each Fund paid.

After the end of the year, your year-end statement will report capital gains on your individual investments. You should receive your year-end statements by mid January.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

2013 Investment Seminars

You and a guest are invited to attend any or all of the investment seminars offered next year. Seminars will be held at both locations and scheduled dates found below. A reservation is required. To reserve a place at the seminar(s), send an email to spb@sitinvest.com or call Steve Benjamin at 612-359-2554

Breakfast will be served at the morning seminars and lunch at the mid-day sessions.

7:30 - 8:30 a.m.	Edina Country Club 5100 Wooddale Avenue Edina, Minnesota 55424
12:00 - 1:00 p.m.	Sit Mutual Funds Offices 3300 IDS Center, 80 S. 8th Street Minneapolis, Minnesota 55402

February 26, 2013	Obamacare in Plain English
	The Patient Protection and Affordable Care Act, otherwise known as Obamacare, was upheld by the Supreme Court in the summer of 2012. Attend this seminar to learn the fundamentals of this law, how it will impact you and how the health care landscape in America will change.
March 12, 2013	Being a Wise Investor in a Scam-Filled World
	How could so many people be defrauded by Bernie Madoff? And for so long? Attend this seminar to learn how some recent schemes worked, what to watch out for and how to protect and invest your money intelligently in challenging times.
April 30, 2013	Trusts, Beneficiary Designations and Estate Planning Fundamentals
	The world of trusts, beneficiaries and estate planning is complex. For those willing to learn some rules, however, opportunities are available that can save you money and bring peace of mind. Attend this seminar to understand the basics of this often-neglected part of the financial world.

Shareholder Luncheon

Continued on page four.

which is a very serious problem.

The federal budget deficit came in at $1 trillion dollars for the fourth year in a row, and our national debt is now $16 trillion. Jones said that he's given up worrying about the debt because it is so large and so grotesque that it no longer has meaning. We must grow rapidly to remedy this problem, but we're entering a new era of slower growth. Another option is to default. The dollar has already lost a considerable part of its value relative to other currencies, but the U.S. can't default on its obligations. So that leaves inflation, which is how governments have disposed of debt for thousands of years -- allowing prices to increase so that the purchasing power of the currency goes down and the pain and anguish of the debts are eroded by inflation. The Fed's ability to create money out of thin air makes that option feasible.

Jones predicts that, for the next year or longer, economic growth will remain in the 2% zone, which is at the bottom of the optimum feasible path required to keep the unemployment rate stable. Growth of 2% is not fast enough to quickly reduce unemployment. Jones believes that after the election, politicians will offer pious rhetoric about creating grand compromises and responsible policies, but it has limited credibility.

Dr. Jones believes that our nation should do better, beginning with our political decisions. Economists have recommendations to make, but technocrats are rarely listened to unless they say what political leaders want to hear. Leaders don't want to hear about austerity measures, tax increases or spending cuts. Jones believes that our difficulties will continue until international financial markets force the country to change.

Sit U.S. Government Securities Fund

As of September 30, 2012

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
U.S. Government Securities	0.85	2.63	3.81	5.14	4.19	6.29	2.08	2.16
Barclays Interm Gov't Index	0.62	2.39	4.09	5.20	4.20	6.45		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
U.S. Government Securities	1.19	3.35	2.48	4.13	6.92	5.13	7.79	4.91	2.72	2.60
Barclays Interm. Gov't Index	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.70

PORTFOLIO SECTOR ALLOCATION (%)

CMO	45.9
FNMA Pass-Through	28.9
FHLMC Pass-Through	13.2
GNMA Pass-Through	6.7
Asset-Backed	1.9
U.S. Treasury/Federal Agency	1.3
Cash & Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,754.1
Average Maturity:	22.1 Years
Effective Duration:	1.9 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Mark H. Book, CFA, 25 years
Bryce A. Doty, CFA, 22 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Intermediate Government Index is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of September 30, 2012

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Michael C. Brilley, 44 years
- Debra A. Sit, CFA, 30 years
- Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Tax-Free Income	2.93	11.22	6.96	4.82	3.88	5.51	4.04	4.30
Barclays 5-Year Muni Index	1.36	4.68	4.68	5.72	4.37	5.74		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Tax-Free Income	2.87	3.96	3.30	3.54	0.26	-15.77	22.42	2.48	10.73	8.79
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	3.18

PORTFOLIO SECTOR ALLOCATION (%)

Other Revenue	15.1
Single Family Mortgage	14.8
Multi Family Mortgage	13.1
Education/Student Loan	12.8
Hospital / Health Care	9.6
Closed-End Mutual Funds	6.9
Insured	6.0
General Obligation	5.9
Sectors Less Than 5.0%	12.0
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$175.1
Tax-Equivalent Yield:	6.22%
Average Maturity:	16.8 Years
Duration to Estimated Avg. Life:	6.1 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Minnesota Tax-Free Income Fund

As of September 30, 2012

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Minnesota Tax-Free Income	1.84	8.44	6.90	5.72	4.80	5.20	3.60	3.89
Barclays 5-Year Muni Bond Index	1.36	4.68	4.68	5.72	4.37	5.01		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Minnesota Tax-Free Income	4.42	3.68	4.44	4.92	1.04	-10.75	22.04	3.19	10.64	6.36
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.24	5.15	5.78	7.40	3.40	6.93	3.18

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.0
Hospital / Health Care	17.8
Single Family Mortgage	14.0
Education/Student Loan	10.6
Other Revenue	8.7
Utility	6.1
Insured	3.3
General Obligation	2.5
Sectors Less Than 2.5%	8.1
Cash and Other Net Assets	9.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$377.1
Tax-Equivalent Yield:	6.01%
Average Maturity:	14.7 Years
Duration to Estimated Avg. Life:	4.4 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm.
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of September 30, 2012

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 22 years
Bryce A. Doty, CFA, 22 years
John M. Bernstein, CFA, 19 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	3.89	17.69	9.04	2.25	6.99	6.47
S&P 500® Index	6.35	30.20	13.20	1.05	8.01	8.25
Barclays Aggregate Bond Index	1.59	5.16	6.19	6.53	5.32	6.23

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Balanced	19.20	9.22	7.51	7.88	10.52	-26.88	23.12	10.51	2.04	10.49
S&P 500® Index	28.68	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.44
Barclays Aggregate Bond Index	4.10	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84	3.99

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.0
Chevron Corp.	2.1
International Business Machines Corp.	2.0
Google, Inc.	1.6
Qualcomm, Inc.	1.5

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 3.09%, 8/15/20	2.0
Johnson & Johnson, 5.15%, 7/15/18	1.0
GNR 2005-74 HA, 7.50%, 9/16/35	0.9
Pacific Bell Telephone, 7.13%, 3/15/26	0.8
Continental Airlines, 9.00%, 7/8/16	0.8

PORTFOLIO ALLOCATION (%)

Stocks	61.6
Bonds	34.6
Cash and Other Net Assets	3.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$12.4
Number of Holdings:	170

Sit Large Cap Growth Fund

As of September 30, 2012

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	6.17	26.97	10.51	1.47	8.45	9.61
Russell 1000® Growth Index	6.11	29.19	14.73	3.24	8.41	10.57

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Large Cap Growth	26.34	12.79	9.59	9.54	14.14	-34.10	28.14	10.79	-0.53	15.92
Russell 1000® Growth Index	29.75	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	16.80

INVESTMENT STYLE



Style
Value
Blend
Growth
Capsize
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	7.5	Oracle Corp.	2.3
International Business Machines Corp.	4.2	Philip Morris International, Inc.	2.1
Google, Inc.	4.0	PepsiCo, Inc.	2.1
Qualcomm, Inc.	2.3	McDonald's Corp.	2.0
Coca-Cola Co.	2.3	Accenture, PLC	1.8
		Total	30.5

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Ronald D. Sit, CFA, 28 years
Michael J. Stellmacher, CFA, 20 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	19.3
Technology Services	14.4
Consumer Non-Durables	10.5
Retail Trade	10.4
Health Technology	10.3
Producer Manufacturing	9.1
Process Industries	4.6
Finance	3.7
Sectors Less Than 3.5%	17.0
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$239.5
Number of Holdings:	92
Wtd. Avg. Market Cap (Billions):	124.3
Median Market Cap (Billions):	38.0
Turnover Rate:	4.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S companies by market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of September 30, 2012

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 22 years
- Kent L. Johnson, CFA, 23 years
- Matthew T. Loucks, CFA, 16 years
- Robert W. Sit, CFA, 20 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell MidCap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	2.73	28.57	12.69	-0.15	9.90	11.60
Russell Midcap® Growth Index	5.35	26.69	14.73	2.54	11.11	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Mid Cap Growth	38.51	17.02	15.27	9.56	18.87	-45.34	35.59	27.10	-6.53	15.47
Russell Midcap® Growth Index	42.71	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	13.88

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
TJX Cos., Inc.	2.4	Cognizant Technology Solutions Corp.	1.8
ANSYS, Inc.	2.3	Macy's, Inc.	1.7
Ecolab, Inc.	2.2	Ulta Salon Cosmetics & Fragrance, Inc.	1.7
CF Industries Holdings, Inc.	2.1	Flowserve Corp.	1.7
Dick's Sporting Goods, Inc.	2.0	Express Scripts Holding Co.	1.6
		Total	19.4

PORTFOLIO SECTOR ALLOCATION (%)

Retail Trade	12.1
Producer Manufacturing	11.1
Technology Services	11.1
Electronic Technology	9.8
Health Technology	8.8
Process Industries	8.7
Finance	7.1
Industrial Services	6.2
Sectors Less Than 5.1%	23.6
Cash and Other Net Assets	1.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$148.8
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	$12.5
Median Market Cap (Billions):	$9.2
Turnover Rate:	7.7%

Sit Small Cap Growth Fund

As of September 30, 2012

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	2.10	27.39	14.74	0.88	9.79	10.37
Russell 2000® Growth Index	4.84	31.18	14.19	2.96	10.55	6.62

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Small Cap Growth	34.57	6.79	19.52	7.99	20.43	-42.96	33.06	27.28	-0.22	12.87
Russell 2000® Growth Index	48.53	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	14.08

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	2.9	Dick's Sporting Goods, Inc.	1.9
Alexion Pharmaceuticals, Inc.	2.7	Concur Technologies, Inc.	1.9
ANSYS, Inc.	2.3	Polaris Industries, Inc.	1.8
Gulfport Energy Corp.	2.0	Monster Beverage Corp.	1.8
Buffalo Wild Wings, Inc.	1.9	CF Industries Holdings, Inc.	1.8
		Total	21.0

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	13.5
Technology Services	12.3
Producer Manufacturing	9.9
Finance	8.7
Retail Trade	8.5
Electronic Technology	7.1
Consumer Non-Durables	6.7
Consumer Durables	6.6
Sectors Less Than 6.0%	22.5
Cash and Other Net Assets	4.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$79.5
Number of Holdings:	81
Wtd. Avg. Market Cap (Billions):	$5.1
Median Market Cap (Billions):	$3.1
Turnover Rate:	8.5%

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 22 years
- Kent L. Johnson, CFA, 23 years
- Matthew T. Loucks, CFA, 15 years
- Robert W. Sit, CFA, 20 years
- Michael J. Stellmacher, CFA, 21 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of September 30, 2012

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 23 years
Michael J. Stellmacher, CFA, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	5.89	28.01	13.19	3.89	7.97	1.73	1.59
S&P 500® Index	6.35	30.20	13.20	1.05	5.12		
Class S Shares	5.77	27.61	12.92	n/a	6.37	1.49	1.36
S&P 500 Index	6.35	30.20	13.20	n/a	3.84		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Class I Shares	10.91	9.41	18.29	12.89	-29.60	25.59	16.42	3.29	13.62
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25	16.19	2.98	13.37
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.44

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Chevron Corp.	3.6	Procter & Gamble Co.	1.9
International Business Machines Corp.	2.8	Pfizer, Inc.	1.9
Verizon Communications, Inc.	2.3	Qualcomm, Inc.	1.8
PepsiCo, Inc.	2.0	Microsoft Corp.	1.8
Occidental Petroleum Corp.	2.0	JPMorgan Chase & Co.	1.8
		Total	22.0

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.9
Health Technology	10.1
Electronic Technology	9.9
Consumer Non-Durables	9.3
Energy Minerals	8.9
Producer Manufacturing	8.9
Retail Trade	6.1
Technology Services	5.6
Sectors Less Than 4.0%	23.9
Cash and Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$654.9
S Share Assets (Millions):	$110.4
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$86.9
Median Market Cap (Billions):	$33.0
Turnover Rate:	10.3 %

Sit Global Dividend Growth Fund

As of September 30, 2012

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	5.90	23.94	9.48	1.76	1.77
Class S Shares	5.76	23.59	9.20	1.52	1.55
Composite Index	6.59	23.49	5.71		
S&P 500® Index	6.35	30.20	7.80		
MSCI EAFE Index	6.92	13.75	2.39		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Funds performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	YTD 2012
Class I Shares	-5.25	24.65	11.59	-2.59	11.94
Class S Shares	-5.31	24.40	11.32	-2.89	11.73
Composite Index	-21.11	29.67	12.21	-3.78	13.95
S&P 500 Index	-21.94	26.47	15.06	2.11	16.44
MSCI EAFE Index	-19.95	31.78	7.75	-12.14	10.08

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.2
Energy Minerals	10.9
Health Technology	10.7
Consumer Non-Durables	9.1
Producer Manufacturing	8.6
Electronic Technology	7.7
Retail Trade	7.4
Communications	4.3
Sectors Less Than 4.1%	26.3
Cash and Other Net Assets	1.8

PORTFOLIO COUNTRY ALLOCATION (%)

United States	61.5
United Kingdom	12.8
Switzerland	5.4
Australia	3.3
Ireland	2.8
Canada	2.2
Japan	1.9
Norway	1.4
6 Countries Less Than 1.4%	6.9
Cash and Other Assets	1.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Centrica, PLC	2.9
Chevron Corp.	2.8
Royal Dutch Shell, PLC, ADR	2.4
Rogers Communications, Inc.	2.2
GlaxoSmithKline, PLC, ADR	2.2
Verizon Communications, Inc.	2.1
McDonald's Corp.	2.1
International Business Machines Corp.	2.1
BHP Billiton, Ltd., ADR	2.0
SGS SA	2.0
Total	22.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$11.0
S Share Assets (Millions):	$2.7
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$84.6
Median Market Cap (Billions):	$53.0
Turnover Rate:	5.9 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 23 years
Raymond E. Sit, 20 years
Michael J. Stellmacher, CFA, 21 years
Tasha M. Murdoff, 16 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composite Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of September 30, 2012

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Tasha M. Murdoff, 16 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	5.42	19.24	4.19	-5.24	6.37	3.59
MSCI EAFE Growth Index	6.38	14.81	4.32	-4.23	7.92	3.49

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
International Growth	28.70	12.97	14.67	18.19	16.08	-44.99	27.65	9.51	-10.80	11.28
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	10.48

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.6
Producer Manufacturing	12.7
Consumer Non-Durables	12.3
Health Technology	9.7
Energy Minerals	8.0
Non-Energy Minerals	4.8
Electronic Technology	4.7
Consumer Durables	4.4
Sectors Less Than 4.0%	25.5
Cash and Other Net Assets	3.3

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	24.2
Switzerland	14.4
Japan	10.3
Australia	6.5
Germany	6.0
France	5.7
Canada	4.5
China/Hong Kong	4.2
14 Countries Less Than 4.2%	20.9
Cash and Other Assets	3.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Royal Dutch Shell, PLC, ADR	3.9
Diageo, PLC, ADR	3.6
BHP Billiton, Ltd.	3.5
Nestle SA	3.2
British American Tobacco, PLC	3.0
Centrica, PLC	2.9
GlaxoSmithKline, PLC, ADR	2.9
Pearson, PLC, ADR	2.8
Syngenta AG	2.6
Reckitt Benckiser Group, PLC	2.5
Total	30.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$20.1
Number of Holdings:	61
Wtd. Avg. Market Cap (Billions):	$59.4
Median Market Cap (Billions):	$28.8
Turnover Rate:	53 %

Sit Developing Markets Growth Fund

As of September 30, 2012

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	4.52	11.19	2.58	-4.45	12.76	4.69
MSCI Emerging Markets Index	6.97	13.88	3.13	-3.61	14.19	4.12

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Funds performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Developing Markets Growth	45.96	16.54	33.77	31.59	40.72	-55.26	73.97	14.53	-18.48	5.29
MSCI Emerging Markets Index	51.59	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	9.41

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.0
Energy Minerals	13.1
Consumer Non-Durables	10.7
Non-Energy Minerals	10.4
Electronic Technology	10.2
Consumer Services	8.0
Communications	7.5
Producer Manufacturing	6.5
Sectors Less Than 6.0%	18.0
Cash and Other Net Assets	0.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	22.6
Brazil	22.4
South Korea	15.1
South Africa	7.7
Australia	4.7
Taiwan	4.4
Mexico	3.9
India	2.6
10 Countries Less Than 2.6%	16.0
Cash and Other Assets	0.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	5.5
Cia de Bebidas das Americas, ADR	4.1
BHP Billiton, Ltd., ADR	3.4
CNOOC, Ltd., ADR	3.2
Petrobras	2.9
Vale SA, ADR	2.9
Banco Bradesco SA	2.8
Chell Worldwide, Inc.	2.6
Taiwan Semiconductor Co.	2.5
Shinhan Financial Group Co., Ltd.	2.4
Total	32.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.8
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$39.9
Median Market Cap (Billions):	$16.5
Turnover Rate:	26 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years

Raymond E. Sit, 20 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI Emerging Markets Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,
Sit Mutual Funds Shareholder Luncheon • Investment Outlook and Strategy Summary • Protecting Your Identity • Capital Gains Notice • 2013 Investment Seminars • Third Quarter Fund Data • Retirement Plan Contribution Limits

Retirement Plan Contribution Limits

In October, the IRS announced the 2013 retirement plan contribution limits, which have changed from the 2012 limits.

2012 IRA Contribution Limits		
	Under Age 50	50 or over
Traditional & Roth IRA	$5,000	$6,000
401(k)	$17,000	$22,500
SIMPLE IRA	$11,500	$14,000
SEP IRA	The lesser of 25% of income or $50,000	

2013 IRA Contribution Limits		
	Under Age 50	50 or over
Traditional & Roth IRA	$5,500	$6,500
401(k)	$17,500	$23,000
SIMPLE IRA	$12,000	$14,500
SEP IRA	The lesser of 25% of income or $51,000	